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                                                              Exhibit 12

                              Legg Mason, Inc.
        Computation of Consolidated Ratios of Earnings to Fixed Charges
                           (Dollars in thousands)




                    Three Months
                   Ended June 30,           Years Ended March 31,

                       2003      2003      2002      2001      2000      1999

Earnings before
 income taxes        $ 95,058  $308,321  $253,249  $265,820  $254,438  $156,811

Fixed Charges:
 Interest Expense      16,812    87,136   127,271   175,389   134,383    94,974
 Portion of rental
 expense representative
 of interest factor*    5,617    22,469    23,341    22,315    17,312    14,457

Earnings available
 for fixed charges   $117,487  $417,926  $403,861  $463,524  $406,133  $266,242


Fixed Charges:
 Interest Expense    $ 16,812  $ 87,136  $127,271  $175,389  $134,383  $ 94,974
 Portion of rental
 expense representative
 of interest factor*    5,617    22,469    23,341    22,315    17,312    14,457

Total Fixed Charges  $ 22,429  $109,605  $150,612  $197,704  $151,695  $109,431

Consolidated ratio
 of earnings to fixed
 charges                 5.2       3.8       2.7       2.3       2.7       2.4


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* The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Marketing Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.